SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 10, 2008
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑

     Execution of Supplemental Agreement
     On June 25, 2008, Navios executed a Supplemental Agreement dated June 25, 2008, by and among Navios, Commerzbank AG and DVB Bank AG. The Supplemental Agreement relates to Navios’ current credit facility dated November 15, 2007 for a loan of up to $260.0 million and such Supplemental Agreement increases such facility $35.0 million to $295.0 million. The additional amount was drawn on July 1, 2008 in connection with Navios’ purchase of the Navios Aurora I, as previously announced. The Supplemental Agreement is attached as Exhibit 99.1 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 10, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Supplemental Agreement dated June 25, 2008.